Exhibit 99.1

Ioneer Secures Strategic Letters of Intent with
KIND and Hyundai Engineering to Advance
Rhyolite Ridge Lithium-Boron Project
•
The Korea Overseas Infrastructure & Urban Development Corporation (KIND) and Asia’s leading engineering firm have signed non-binding letters of intent to commit to Rhyolite Ridge, advancing the path to a Final Investment Decision.

23 June 2026 – SYDNEY, Australia — Ioneer Ltd (“Ioneer” or “Company”) (ASX: INR, NASDAQ: IONR) announced the entry into strategic non-binding letters of intent (“LOI”) with the Korea Overseas Infrastructure & Urban Development Corporation (“KIND”), the Republic of Korea’s specialized public institution mandated by the Ministry of Land, Infrastructure and Transport (“MOLIT”) to facilitate and invest in overseas infrastructure and public-private partnership projects, and Hyundai Engineering Co. Ltd. (“Hyundai Engineering”), a leading Korean and international engineering, procurement and construction company, to advance the development of the Rhyolite Ridge Lithium-Boron Project (“Project” or “Rhyolite Ridge”).
The Project holds significant strategic value for both the Republic of Korea and the United States. Rhyolite Ridge hosts the only known lithium-boron reserve in North America, one of two globally, and the only project of its kind in active development. The parties intend to formalize their cooperation through the execution of Memorandums of Understanding expected in July 2026.
Since 2016, Ioneer has invested more than $220 million in Rhyolite Ridge and has completed more than 70% of its advanced engineering work. Ioneer is targeting a Final Investment Decision for the second half of 2026, with first commercial production expected in 2029. Once operational, Rhyolite Ridge will process ore into final products entirely on-site and create and support 275-300 permanent on-site positions during operations. In October 2025, Ioneer released updated project economics which halved processing time and increased annual lithium hydroxide and annual boric acid production to 27,800 tonnes per annum (tpa) and 135,500 tpa, respectively.
“Rhyolite Ridge has been a decade in the making — through ongoing partnerships, permitting, and financing. Working with trusted Korean partners with a track record of on-time and on-budget delivery brings us closer to breaking ground and delivering urgently needed lithium and boron,” said Bernard Rowe, Managing Director, Ioneer. “We’re delighted to work with KIND and Hyundai Engineering and look forward to what we’ll accomplish together.”

“KIND, as a specialized PPP investment institution under the MOLIT, has been actively advancing investments in U.S. energy, infrastructure, and critical minerals projects,” said Chris Soeung Kim, Director of plant business division, KIND. “We view this project as a major milestone that will further strengthen bilateral cooperation and deepen the strategic partnership between the Republic of Korea and the United States.”
“Across the metrics that matter most – permitting, construction readiness, and long-term supply certainty – Rhyolite Ridge stands apart from other critical mineral projects,” said Seung Dong Lee, Head of process plant business execution office, Hyundai Engineering.” This letter of intention to participate in the engineering, procurement and design reflects our commitment to pursuing shared interests, securing a reliable critical minerals supply chain for the industries we serve and our confidence in Ioneer’s leadership.”
“Securing domestic critical minerals is an economic imperative. These letters of intent from KIND and Hyundai Engineering reflect the sophistication and strength of Rhyolite Ridge,” said James Calaway, Ioneer Executive Chairman. “We are now one step closer to a Final Investment Decision and the construction of this once-in-a-generation asset for U.S. critical minerals production.”
The entry into these strategic LOIs strengthens Ioneer’s relationship with the Republic of Korea. In 2021, Ioneer signed a binding offtake agreement with EcoPro Innovation, a world-leading high-nickel cathode producer.
The LOIs are non-binding and do not create legally enforceable obligations on the part of KIND and Hyundai Engineering to invest in or otherwise support the development of Rhyolite Ridge. There can be no certainty that legally binding arrangements will be entered into.
—ENDS—
About Ioneer
Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the DOE’s Office of Energy Dominance Financing in January 2025. In October 2024, Ioneer received the final federal permit for the Project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.
To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

About KIND
The Korea Overseas Infrastructure & Urban Development Corporation (KIND) is a specialized public institution established under the Ministry of Land, Infrastructure and Transport (MOLIT) of the Republic of Korea. KIND is mandated to support Korean companies in advancing overseas infrastructure and public-private partnership (PPP) projects by providing equity investment, structured financing, and project development support.

KIND operates across a broad range of sectors including transportation, energy, urban development, and critical minerals, in partnership with multilateral development banks, commercial banks, governments, and private developers. As a dedicated PPP investment institution, KIND plays a central role in expanding Korea’s overseas infrastructure footprint while advancing bilateral economic cooperation with partner nations.

For more information, visit www.kindkorea.or.kr.

About Hyundai Engineering
Hyundai Engineering is evolving into a technology-driven energy solutions provider, expanding beyond traditional EPC services into the full energy value chain—from project development and financing to operations.
Building on its strong foundation in global plant engineering, the company delivers end-to-end plant services from FEED to EPC, while continuously executing complex industrial and infrastructure projects and strengthening its position in advanced industrial facilities.
In response to the global energy transition, Hyundai Engineering is accelerating its expansion into low-carbon and next-generation energy sectors, including LNG, solar power, and nuclear. The company is actively advancing key future technologies such as SMRs, hydrogen production, and carbon capture, while also growing new businesses in electric vehicle charging and modular construction.
Through these initiatives, Hyundai Engineering is transforming into a comprehensive energy and infrastructure company, creating sustainable value across the entire lifecycle of projects and positioning itself at the forefront of the global energy transition.
Investor Relations
Chad Yeftich, Ioneer USA Corporation
Investor Relations
ir@ioneer.com
+1 775 993 8563

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